[Orckit Logo] March 15, 2012

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Orckit Communications Ltd. Form 20-F for the Year Ended December 31, 2010 Filed June 29, 2011 File No. 0-28724

Dear Mr. Spirgel:

On behalf of Orckit Communications Ltd. (the “Company”), we hereby submit to you the Company’s responses to the additional follow up questions of the Staff set forth in its letter dated February 9, 2012 relating to the Company’s Form 20-F for the year ended December 31, 2010 (the “Form 20-F”). For reference purposes, the Staff’s comments are reproduced below in italics, and the corresponding response of the Company is shown below each comment.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 15. Controls and Procedures, page 91

Item 15. Controls and Procedures, page 91

1.  We note your response to comment 1 in our letter dated December 2, 2011.  You state that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer and Financial Manager, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP.  In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S. and appear to have not attended extended educational programs that would provide a sufficient, relevant education relating to U.S. GAAP.  We note your Chief Financial Officer only “routinely reads professional reading materials and updates issued by the “Big 4” accounting firms” and subscribes “to newsletters issued by the offices of “Big 4” accounting firms in Israel.”  In addition, we note your Financial Manager “attends seminars relating to U.S. GAAP and SEC rules” but your response did not address the frequency or duration of such seminars.  Please provide us with more detail of the seminars attended by both individuals. Also, please tell us the specific accounting curriculum at Tel Aviv University that places an emphasis on U.S. GAAP including the courses involved and the approximate percentage of the course focused on U.S. GAAP versus Israeli GAAP.  Also, describe in greater detail the specific U.S. GAAP knowledge required to pass the Israeli Certified Public Accountant qualification tests.

We also note your statement that both of your Chief Financial Officer and Financial
Manager received mentoring from senior personnel at PWC and possibly at previously held positions at your company.  Please provide us with more detail of the senior personnel who mentored these individuals and their qualifications to prepare U.S. GAAP financial statements.  For example, tell us if the senior personnel had a U.S. CPA license or education in the U.S. and significant U.S. GAAP experience.  Also describe the nature of that experience.

Response:

The Company respectfully re-advises the staff that the Company believes that its accounting and finance team has the required skills and experience to effectively assess and maintain internal control over financial reporting. While the persons primarily responsible for the preparation of our financial statements are not Certified Public Accountants in the U.S., the Company believes that its accounting team has acquired the appropriate level of knowledge of U.S. GAAP and SEC rules in alternative ways, mainly through education, accounting background and work experience.

Orckit believes that the qualifications of its accounting team is comparable to that of most Israeli companies with securities publicly traded in the U.S. The persons in charge of accounting for these Israeli companies generally are not Certified Public Accountants in the U.S. The typical person in charge of finance and accounting for an Israeli company that presents its financial statements under U.S. GAAP was educated at a university located in Israel, is a CPA in Israel, received training at a major international accounting firm in Israel and then went to work in-house at a company. Orckit believes that in the past the SEC has found this type of background to be sufficient even though these persons were not licensed as a CPA in the U. S. For example, the staff of the SEC raised similar comments requesting the background of people involved in financial reporting with respect to Pluristem Therapeutics, Inc. (see Pluristem response, dated March 31, 2011, to Staff question “What is the background of the people involved in your financial reporting?” and responses to related questions) and DSP Group, Inc. (see DSP response, dated May 20, 2011, to Staff questions under the heading “Describe the background of the people involved in your financial reporting”). In each instance, the staff of the SEC did not raise further questions with respect to qualifications similar to those of Orckit’s accounting personnel as previously described in Orckit’s letters to the Staff, dated November 14, 2011 and February 2, 2012.

Orckit believes that its personnel have sufficient U.S. GAAP experience and that its internal control over financial reporting is effective. With respect to your request to provide additional information with respect to the nature and frequency of professional education, please note the following:

Seminars attended by the Company’s accounting personnel are usually seminars that last for a day and deal with U.S GAAP developments and “hot” issues. Each of the “big 4” accounting firms generally offers at least one such seminar each year. Usually, the seminars are held in December, close to fiscal year end for calendar year companies like Orckit and focus on items that relate to the preparation of the annual financial statements. At these seminars, U.S. GAAP developments and updates are discussed. In cases where our financial personnel do not attend a particular seminar, they generally review the presentation and related written materials discussed in the seminar.

Orckit subscribes to newsletters issued by offices of the “Big 4” accounting firms in Israel that deal with U.S GAAP issues. For example, Orckit subscribes to the Ernst & Young U.S. Week in Review Newsletter which highlights the week's developments and emerging issues in financial reporting and provides direct access to relevant technical accounting guidance. These newsletters assist our accounting personnel in staying current with U.S. GAAP developments.

With respect to your request to detail the accounting curriculum at Tel Aviv University, both the CFO and Financial Manager graduated more than 15 years ago. In Israel, it is not customary to have access to the curriculum from a time period so long ago. Accordingly, other than graduate and CPA certificates, data is not available as to the curriculum when the CFO and Financial Manager attended Tel Aviv University. It should be noted that Tel Aviv University is one of the most highly regarded institutions that educate CPAs in Israel. While working at the major international accounting firms in Israel, many Israeli CPAs are required to audit U.S. GAAP financial statements when engaged in audits with respect to U.S. GAAP reporting companies.  Orckit is unable to estimate the percentage of courses at Tel Aviv University dealing with U.S. GAAP or describe the specific U.S. GAAP knowledge required to pass the Israeli CPA qualification test. However, it is “common knowledge” in Israel that U.S. GAAP proficiency is obtained while acquiring an accounting degree at Tel Aviv University and that the Israeli Certified Public Accountant qualification test which qualifies Israeli CPA’s requires U.S. GAAP proficiency in order to pass this test.

The senior personnel at PWC who worked with Orckit’s financial personnel and previous senior accounting personnel at Orckit and mentored the Company’s accounting staff generally had many years of experience working with financial statements reported under U.S. GAAP and qualifications and training similar to most accounting personnel in Israel. As described above, these qualifications and training background are very common for such positions in Israel. Orckit’s personnel and the senior personnel at PWC-Israel also have access to PWC’s “national office” in the U.S. with respect to questions and issues relating to U.S. GAAP.

Orckit supplementally advises the Staff that Orckit’s Financial Manager has announced that he will be leaving the Company in the near future, although the date of his departure has not yet been finalized. Orckit has already hired an additional person for its accounting staff who will replace the current Financial Manager. Similar to the CFO and current Financial Manager, this new employee is a graduate of the Tel-Aviv University accounting program, holds an Israeli CPA license and worked at PWC in Israel for almost three years. In addition, for a period of 13 months, he was at PWC in New York, working as part of the technology team of the assurance practice. During his experience at PWC in the U.S., this employee provided assurance services to several publicly traded and privately held companies that reported their financial statements under U.S. GAAP. In addition, he participated in both live and online training sessions at PWC with respect to U.S. GAAP financial reporting. Prior to joining Orckit, he served as financial controller and financial reporting manager for over three years at a leading global provider of telecom equipment and related services headquartered in Israel. This company also reported its financial statements under U.S. GAAP. While at this company, he gained additional experience with respect to U.S. GAAP reporting and control over financial reporting. This new employee at least annually attends one-day seminars held by the ‘big 4’ firms in Israel that discuss U.S. GAAP and SEC updates and reads periodic newsletters provided by the accounting firms in order to keep current as to U.S. GAAP developments.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact the undersigned at 011-972-3-694-5370 or Neil Gold of Fulbright & Jaworski L.L.P. at 212-318-3022.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Uri Shalom
                                                                                                        Uri Shalom
                                                                                                        Chief Financial Officer

cc: Dean Suehiro, Securities and Exchange Commission
      Robert S. Littlepage, Securities and Exchange Commission
      Neil Gold, Fulbright & Jaworski, L.L.P.